UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong Province 266400
People’s Republic of China
+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

The Company held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on August 11, 2025 at 10:00 a.m. Eastern Standard Time (i.e., August 11, 2025 at 10:00 a.m., Beijing time and 9:00 am Cayman Islands time) at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China.

Holders of 761,934,571 shares of the Registrant (consisting of 735,011,060 Class A Ordinary Shares and 26,923,511 Class B Ordinary Shares) were present in person or by proxy at the meeting, representing approximately 74.77% of the total 1,019,081,035 outstanding shares (consisting of 992,097,584 Class A Ordinary Shares and 26,983,451 Class B Ordinary Shares) and therefore constituting a quorum, present in person or by proxy at the Extraordinary General Meeting and entitled to vote at the Extraordinary General Meeting as of the record date of June 30, 2025. The final voting results for each matter submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

1. Increase of Authorized Share Capital

As an ordinary resolution, to approve that the authorized share capital of the Company be increased by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Class B Ordinary Shares. No broker non-votes are counted.

For	Against	Abstain
994,815,175	9,457,500	96,900

2. Share Consolidation

As an ordinary resolution, to approve that every 150 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every 150 issued and unissued Class B Ordinary Shares of a par value of US$0.005 each in the share capital of the Company be consolidated into 1 Class A Ordinary Share of a par value of US$0.75 and 1 Class B Ordinary Share of a par value of US$0.75 respectively. No broker non-votes are counted.

For	Against	Abstain
994,818,369	9,316,350	111,450

3. Share Subdivision

As an ordinary resolution, after the approval by the shareholders of Proposal 2, to approve that each authorized issued and unissued Class A Ordinary Share of a par value of US$0.75 and each authorized issued and unissued Class B Ordinary Share of a par value of US$0.75 be subdivided into 75 Class A Ordinary Shares of a par value of US$0.01 each and 75 Class B Ordinary Shares of a par value of US$0.01 each. No broker non-votes are counted.

For	Against	Abstain
1,876,500	1,002,241,269	128,400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 18, 2025	SOS Limited

	By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer

2